Exhibit 4.4

AMENDMENT NO. 3

TO THE

BOB EVANS FARMS, INC. AND AFFILIATES

401K RETIREMENT PLAN

(amended and restated effective January 1, 2011)

WHEREAS, Bob Evans Farms, Inc. (the “Sponsor”) has adopted the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the “Plan”); and

WHEREAS, the Plan provides that the Sponsor may amend the Plan from time to time; and

WHEREAS, the Sponsor desires to amend the Plan for certain administrative reasons;

NOW, THEREFORE, the Plan is amended as follows:

The following paragraph shall be added to Section 1.04, at the end thereof:

Also for the purpose of satisfying the service requirements contained in Section 1.01, an employee of Kettle Creations, Inc. or Kettle Creations, LLC (collectively, “Kettle”) who first became an Employee of an Employer immediately after the Closing Date (as defined herein) of the transaction in which substantially all of the assets of Kettle were acquired by BEF Foods, Inc. shall be given credit for such person’s prior service with Kettle, or any affiliate or predecessor of Kettle. The Employees described in the preceding sentence who have satisfied the requirements set forth in Section 1.01 to participate in the Plan immediately after the Closing Date shall commence participation in the Plan as soon as is administratively practicable after the Closing Date. For this purpose, “Closing Date” shall have the meaning set forth in the Asset Purchase Agreement by and among BEF Foods, Inc. (“Buyer”) and Kettle Creations, Inc. and Kettle Creations, LLC (collectively, “Sellers”).

IN WITNESS WHEREOF, the Sponsor, by a duly authorized officer, has caused this Amendment No. 3 to be executed effective as of the Closing Date.

BOB EVANS FARMS, INC.

Date:	By:

Title: